UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March, 2026	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BMO’s Code of Conduct. Such document can also be found on our website under About BMO > Who we are > Business Conduct > Business Conduct Overview

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Rahul Nalgirkar
	Name:	Rahul Nalgirkar
	Title:	Chief Financial Officer

Date: March 13, 2026	By:	/s/ Pascale Elharrar
	Name:	Pascale Elharrar
	Title:	Corporate Secretary